FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Resignation of the President and Regular Director: Jorge Carlos Bledel.

Buenos Aires, March 26, 2019

Securities and Exchange Commission

Relevant information – Resignation of the President and Regular Director: Jorge Carlos Bledel.

We pleased to inform you, in my capacity as Head of Market Relations, that the Board of BBVA Banco Frances S. A. in its meeting held today, has decided to accept the resignation of the President and Regular Director of BBVA Banco Francés S.A. Jorge Carlos Bledel with effect from the next Shareholders Meeting, to appoint his replacement. In this regard, it was recorded that the resignation was due to personal reasons and that it was not malicious or untimely.

Sincerely yours

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 26, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer